UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB/A/5

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
           Under Section 12(b) or 12 (g) of the Securities Act of 1934

                         INTERNATIONAL POWER GROUP, LTD.
                 (Name of Small Business Issuer in its charter)

              Delaware                           20-16860
----------------------------------   ------------------------------------
     (State of Incorporation)        (I.R.S. Employer Identification No.)

950 Celebration Blvd., Suite A, Celebration, Florida              34747
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(Address of principal executive offices)                      (Zip code)

Issuer's telephone number: (407) 566-0318

Securities to be registered under Section 12(b) of the Act:

                                             Name of exchange on which
  Title of each class to be registered       each class is to be registered
  ------------------------------------       ------------------------------
                  None                                    None

Securities to be registered under Section 12(g) of the Act:  Common Stock

                               $0.00001 par value
                                (Title of class)

The following documents are incorporated herein by reference: (1) the Company's Annual Report on Form 10-KSB for its fiscal year ended December 31, 2005, as amended, filed with the United States Securities and Exchange Commission (the "Commission") on May 30, 2006 ("Form 10-KSB/A/2") and (2) the Company's Quarterly Report on Form 10-QSB for its fiscal quarter ended March 31, 2006, filed with the Commission on May 19, 2006 ("Form 10-QSB"). The table on the Index page of this Form 10-SB/A/5 sets forth a general reference of the sections of the Form 10-KSB/A/2 incorporated herein.

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                                TABLE OF CONTENTS

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                                     PART I

Item 1.       Description of Business........................................1
Item 2.       Management's Discussion and Analysis or Plan of
               Operations....................................................1
Item 3.       Description of Property........................................1
Item 4.       Security Ownership of Certain Beneficial Owners and
               Management....................................................1
Item 5.       Directors, Executive Officers, Promoters and Control
               Persons.......................................................1
Item 6.       Executive Compensation.........................................1
Item 7.       Certain Relationships and Related Transactions.................1
Item 8.       Description Of Securities......................................2

                                     PART II

Item 1.       Market Price of and Dividends on the Registrant's Common
               Equity and Related Stockholder Matters........................2
Item 2.       Legal Proceedings..............................................2
Item 3.       Changes in and Disagreements with Accountants..................2
Item 4.       Recent Sales of Unregistered Securities........................2
Item 5.       Indemnification of Officers and Directors......................2

                                    PART III

Item 1.       Index to Exhibits and Description..............................1

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Form 10-KSB/A/2 Incorporation by Reference - General Reference Table
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             Form 10-SB/A/5 Section            Form 10-KSB/A/2 Reference:
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1.       Part I, Item 1                       Part I, Item 1
2.       Part I, Item 2                       Part II, Item 6
3.       Part I, Item 3                       Part I, Item 2
4.       Part I, Item 4                       Part III, Item 11
5.       Part I, Item 5                       Part III, Item 9
6.       Part I, Item 6                       Part III, Item 10
7.       Part I, Item 7                       Part III, Item 12
8.       Part I, Item 8                       Provided herewith
9.       Part II, Item 1                      Part II, Item 5
10.      Part II, Item 2                      Part I, Item 3
11.      Part II, Item 3                      Part II, Item 8
12.      Part II, Item 4                      Part II, Item 5
13.      Part II, Item 5                      Provided herewith
14.      Part F/S                             Part II, Item 7
15.      Part III, Item 1                     Provided herewith

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                                     PART I

            Item 1. Description of Business.

            The information set forth in the Company's Annual Report on Form 10-KSB, as amended, filed with the United States Securities and Exchange Commission on May 30, 2006 ("Form 10-KSB/A/2") in Part I, under the caption "Item 1. Description of Business." is incorporated herein by reference.

            Item 2. Management's Discussion and Analysis or Plan of Operations.

            The information set forth in the Form 10-KSB/A/2 in Part II, under the caption "Item 6. Management's Discussion and Analysis or Plan of Operations." is incorporated herein by reference.

            Item 3. Description of Property.

            The information set forth in the Form 10-KSB/A/2 In Part I under the caption "Item 2. Description of Property." is incorporated herein by reference.

            Item 4. Security Ownership of Certain Beneficial Owners and Management.

            The information set forth in the Form 10-KSB/A/2 in Part III under the caption "Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters." (excluding the table entitled "Equity Compensation Plan Information") is incorporated herein by reference.

            Item 5. Directors, Executive Officers, Promoters and Control
Persons.

            The information set forth in the Form 10-KSB/A/2 in Part III under the caption "Item 9. Directors, Executive Officers, Promoters and Control
Persons: Compliance with Section 16(a) of the Exchange Act." (excluding the paragraphs labeled "(E) Compliance with Section 16(A) of the Exchange Act" and "(F) Code of Ethics") is incorporated herein by reference.

            Item 6. Executive Compensation.

            The information set forth in the Form 10-KSB/A/2 in Part III under the caption "Item 10. Executive Compensation." is incorporated herein by reference.

            Item 7. Certain Relationships and Related Transactions.

            The information set forth in the Form 10-KSB/A/2 in Part III under the caption "Item 12. Certain Relationships and Related Transactions." is incorporated herein by reference.

            Item 8. Description Of Securities.

            Common Stock. We are authorized to issue up to 750,000,000 shares of common stock, par value $0.00001. As of May 25, 2006, there were 314,334,100 shares of common stock outstanding. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The election of directors requires a plurality of votes cast by our stockholders. All other actions by our stockholders requires a majority of votes cast. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are validly issued, fully paid and nonassessable.

            The transfer agent of our common stock is Routh Stock Transfer, Inc., 5700 West Plano Parkway, Suite 1000, Plano, Texas 75093.

                                    PART II

            Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

            The information set forth in the Form 10-KSB/A/2 in Part II under the caption "Item 5. Market for Common Equity and Related Stockholder Matters." (excluding the section entitled "Recent Sales of Unregistered Securities.") is incorporated herein by reference.

            Item 2. Legal Proceedings.

            The information set forth in the Form 10-KSB/A/2 in Part I under the caption "Item 3. Legal Proceedings." is incorporated herein by reference.

            Item 3. Changes in and Disagreements with Accountants.

            The information set forth in the Form 10-KSB/A/2 in Part II under the caption "Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure." is incorporated herein by reference.

            Item 4. Recent Sales of Unregistered Securities.

            The information set forth in the Form 10-KSB/A/2 in Part II under the caption "Item 5. Market for Common Equity and Related Stockholder Matters:
Recent Sales of Unregistered Securities." is incorporated herein by reference.

            Item 5. Indemnification of Officers and Directors.

            Our bylaws limit, to the maximum extent permitted under Delaware law, the personal liability of our directors, officers and employees agents.

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

The indemnification provisions may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors, officers or employees (other than liabilities arising from a breach of the duty of loyalty. acts not in good faith, willful misconduct, known violations of law, illegal dividends or improper benefit). The Company may advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against expenses actually and reasonably incurred in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

            In so far as indemnification for liability arising from the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S

            The information set forth in (i) the Form 10-KSB/A/2 in Part II under the caption "Item 7. Financial Statements." and (ii) the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006, Part I Financial Information, Item 1 "Financial Statements", is incorporated herein by reference.

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

                                    PART III

            Item 1. Index to Exhibits and Description.

                --------------------------------------------------------------
                 Exhibit No.              Description of Document
                --------------------------------------------------------------
                      3.1      Articles of Incorporation of the Registrant(1)
                      3.1(a)   Certificate of Amendment to Articles of
                                Incorporation of the Registrant(1)
                      3.2      By-Laws of the Registrant (1)
                      4.1      2005 Stock Option Plan(2)
                     10.1      Contract with Anthony Crisci, Esq.(3)
                     10.2      Letter of Engagement with Fran Tech
                                International Licensing(3)
                     10.3      Contract with CVI(3)
                     10.4      Insurance, Brokerage and related Consulting
                                Services Agreement with Marsh USA, Inc.(4)
                     21.1      List of Subsidiaries of the Registrant. (5)
                     23.1      Consent of Robert G. Jeffrey, Certified Public
                                Accountant dated May 30, 2006. (5)
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(1)   Incorporated by reference to the Company's Form 10-SB/A/4 as filed with the Securities Exchange Commission on February 23, 2006.

(2) Incorporated by reference to the Company's Form 10QSB as filed with the Securities Exchange Commission on November 21, 2005.

(3) Incorporated by reference to the Company's Form 10SB/A as filed with the Securities Exchange Commission on August 24, 2005.

(4) Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K as filed with the Securities Exchange Commission on October 27, 2005.

(5)   Filed herewith.

                                   SIGNATURES

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant
International Power Group, Ltd.

By: /s/ Peter Toscano
    -----------------------------------
Peter Toscano
President and Chief Executive Officer
May 31, 2006

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